Law Offices Ballard Spahr Andrews & Ingersoll, llp 1735 MARKET STREET, 51ST FLOOR PHILADELPHIA, PENNSYLVANIA 19103-7599 215-665-8500 FAX: 215-864-8999 WWW.BALLARDSPAHR.COM	ATLANTA, GA BALTIMORE, MD BETHESDA, MD DENVER, CO LAS VEGAS, NV LOS ANGELES, CA PHILADELPHIA, PA PHOENIX, AZ SALT LAKE CITY, UT VOORHEES, NJ WASHINGTON, DC WILMINGTON, DE

JUSTIN P. KLEIN
Direct Dial: (215) 864-8606
Personal Fax: (215) 864-9166
E-Mail: kleinj@ballardspahr.com

March 19, 2009

Via EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549

Attention:	H. Roger Schwall, Assistant Director
Norman Gholson, Attorney Advisor
James Giugliano, Staff Attorney
Jill Davis, Branch Chief
George Schuler, Mining Engineer

Re:
Capital Gold Corporation
Form 10-K for the Fiscal Year Ended July 31, 2008
Filed October 29, 2008
Schedule 14A filed December 8, 2008
Form 10-Q for the Fiscal Quarter Ended October 31, 2008
Filed December 10, 2008
File No. 000-13078

Ladies and Gentlemen:

We are pleased to provide this response letter on behalf of Capital Gold Corporation (“Registrant” or the “Company”) to the Staff’s comment letter dated March 6, 2009 regarding the Registrant’s Form 10-K for the fiscal year ended July 31, 2008 filed on October 29, 2008 (the “Form 10-K”), the Registrant’s Schedule 14A filed on December 8, 2008 (the “Proxy Statement”) and the Registrant’s Form 10-Q for the fiscal quarter ended October 31, 2008 filed

Securities and Exchange Commission
March 19, 2009

on December 10, 2008 (the “Form 10-Q” and, together with the Form 10-K and Proxy Statement, the “Filings”).  For your convenience, each Staff comment has been reproduced, followed by the Registrant’s response.

Form 10-K/A for the Fiscal Year Ended July 31, 2008, Filed on February 13, 2009

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-12

1.
It appears from your response to our prior comment number seven that you recognize your sales of precious metal prior to the completion of the final refining process (i.e. you recognize the sale at the time of the dore precious metal content is pledged to a customer at the refinery.)  At the point at which you recognize revenue, please tell us:

•	whether your customer is the refiner or the customer the metal is pledged to at the refinery;

•	why you wait until the dore precious metal content is pledged to a customer at the refinery to recognize the sale;

•	which gold price you use (spot or future) to determine revenue; and

•	whether the sale price is subject to change subsequent to the initial revenue recognition date.

If the price is subject to change subsequent to the initial revenue recognition date, please tell us:

•	which price is used to determine interim reporting dates that are prior to the final sale date;

•	when and how a final price is set; and

•	the approximate average number of days elapsed between the initial revenue recognition date and the date on which the final price is set.

RESPONSE:  In response to this comment, the Company recognizes revenue based on the following factors.  First, the Company’s customer, typically a financial institution, receives a pledge from the refiner.  The refiner is not the customer of the Company.  Second, the Company waits until the dore precious metal content is pledged to the customer to recognize the sale to ensure that collectibility is reasonably assured.  In addition, title of the precious metal content is deemed to pass to the customer upon the refiner pledging this precious metal content to the customer.  Third, revenues are determined by selling the precious metal content at the spot price.  The Company does

Securities and Exchange Commission
March 19, 2009

not use any forward prices to determine gold price.  Finally, the sale price is not subject to change subsequent to the initial revenue recognition date.

In its Amendment No. 2 on Form 10-K/A, the Company will include the following disclosure:

“Revenue Recognition

Revenue is recognized from the sale of gold dore when persuasive evidence of an arrangement exists, the price is determinable, the product has been delivered to the refinery, the title has been transferred to the customer and collection of the sales price is reasonably assured from the customer.  The Company sells its precious metal content to a financial institution. Revenues are determined by selling the precious metal content at the spot price. Sales are calculated based upon assay of the dore’s precious metal content and its weight.  The Company receives 95% of the precious metal content contained within the dore from the refinery based upon the preliminary assay of the Company.  The Company forwards an irrevocable transfer letter to the refinery to authorize the transfer of the precious metal content to the customer.  The sale is recorded by the Company upon the refinery pledging the precious metal content to the customer.  The Company waits until the dore precious metal content is pledged to the customer at the refinery to recognize the sale because collectibility is not ensured until the dore precious metal content is pledged.  The sale price is not subject to change subsequent to the initial revenue recognition date.

Revenues from by-product sales, which consists of silver, will be credited to Costs applicable to sales as a by-product credit.  By-product sales amounted to $707, $0 and $0 for the fiscal years ended July 31, 2008, 2007 and 2006, respectively.”

Definitive Proxy Statement on Schedule 14A filed December 8, 2008

Executive Compensation

Employment and Engagement Agreements, page 17

2.
We note your response number 14 with proposed revised language, and we note that you appear to have included the revised language on page 53 of your amended Form 10-K filed February 13, 2009.  However, on page F-36 of your amended Form 10-K filed February 13, 2009, in Note 19, you continue to state that “In addition, the exercise price of all Company options would decrease to $0.01 per share.”  Please remove this statement if it is no longer accurate.  Also, please include disclosure in your amended Proxy Statement explaining the amendments that you are making to the employment agreements to remove the provisions to which the exercise price of options would decrease to $0.01 per share.

Securities and Exchange Commission
March 19, 2009

RESPONSE:  The statement referenced in your comment, which reads “In addition, the exercise price of all Company options would decrease to $0.01 per share,” was accurate at the time that the Company’s independent accounting firm rendered its opinion and at the time that the Company initially filed its Form 10-K for the year ended July 31, 2008.  On January 20, 2009, the Company entered into (i) amended and restated employment agreements with Gifford Dieterle, President and Treasurer, and Jeffrey Pritchard, Executive Vice President and (ii) amended and restated engagement agreements with Christopher Chipman, Chief Financial Officer, John Brownlie, Chief Operating Officer, and Scott Hazlitt, Vice President of Mine Development (collectively, the “Amended Agreements”).  The Amended Agreements removed a provision from the Agreement Regarding Change in Control, which is attached as an exhibit to each of the Amended Agreements, that provided that, upon a change in control of the Company, the exercise price of all issued and outstanding options would decrease to $0.01.  The Company proposes to leave this statement in Note 19 of its financial statements for the year ended July 31, 2009 because such statement was true as of the date of the Company’s independent accounting firm’s report, but will remove the statement in future filings.  In addition, the Company will disclose this change in Note 27 – Amendments to Employment and Engagement Agreements.  Finally, in its amended Proxy Statement, the Company will include disclosure explaining the Amended Agreements and clarifying that, upon a change in control of the Company, the exercise price of options will not decrease to $0.01.

Securities and Exchange Commission
March 19, 2009

*        *        *

In addition, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure the Filings;

•
staff comments or changes to disclosure in response to Staff comments do not foreclose the Staff of the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Filing; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to me at (215) 864-8606.

Very truly yours,

/s/ Justin P. Klein
Justin P. Klein